Exhibit 99.1

INSTRUCTIONS TO FOLLOW THE FERRARI CAPITAL
MARKETS DAY ON JUNE 16, 2022

Maranello (Italy), June 8, 2022 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) will host its Capital Markets Day in Maranello (Italy) on June 16, 2022.

A live webcast will be available on the Company’s corporate website, commencing at 9:00 a.m. BST / 10:00 a.m. CEST / 4:00 a.m. EDT on Thursday, June 16. The webcast details and the presentation delivered during the event will be available in the Investors section of the Ferrari corporate website (https://www.ferrari.com/en-EN/corporate/capital-markets-day-2022). For those unable to participate in the live session, a replay will remain archived on the corporate website.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Investor Relations
tel.: +39 0536 949695
Email: ir@ferrari.com

www.ferrari.com

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977